O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

February 14, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Pantry, Inc.
Revised Preliminary Proxy Statement filed by JCP Investment Partnership, LP,
JCP Drawdown Partnership, LP, JCP Investment Partners, LP,
JCP Investment Holdings, LLC, JCP Investment Management, LLC,
James C. Pappas, Lone Star Value Investors, LP, Lone Star Value
Investors, GP, LLC, Lone Star Value Management, LLC,
Jeffrey E. Eberwein, Todd E. Diener, Joshua E. Schechter
Filed on February 13, 2014 (the “Proxy Statement”)
File No. 000-25813

Dear Mr. Kruczek:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 14, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, JCP Investment Management, LLC (together with its affiliates, “JCP”) and Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”) and Joshua E. Schechter, collectively, Concerned Pantry Shareholders (“CPS”), and we provide the following responses on CPS’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	Please have JCP Drawdown Partnership provide the acknowledgements at the end of this letter.

CPS acknowledges the Staff’s comment and provides the requested acknowledgments at the conclusion hereto.

We Are Concerned with the Board’s Overly Lax. . ., page 8

2.
The table in your response to prior comment 3 and Exhibit 99.1 to the Form 8-K dated January 30, 2014 both indicate the Company estimates spending a maximum of $110 million on capital expenditures in 2014, not “over $110 million in FY 2014” as your disclosure suggests. Please revise accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 14, 2014

CPS acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 8 of the Proxy Statement.

Election of Directors, page 12

3.	We note your revisions in response to prior comment 6. Please revise to clarify the business experience of Mr. Diener from December 2009 to June 2012.

CPS acknowledges the Staff’s comment and has revised the Proxy Statement to clarify the business experience of Mr. Diener from December 2009 to June 2012.  See page 12 of the Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

4.
We note your revisions in response to prior comment 8 that brokers will not have discretionary authority with respect to any proposal. It is our understanding, however, that such authority may continue to be exercised for broker accounts that are not provided with proxy materials by CPS. Please revise your disclosure accordingly.

CPS acknowledges the Staff’s comment and has revised its disclosure in the Proxy Statement accordingly.  See page 19 of the Proxy Statement.

Incorporation by Reference, page 23

5.
Your response to prior comment 12 refers to when the Company “files” its definitive proxy statement. Please note that Rule 14a-5(c) requires that, in this context, the Company’s definitive proxy statement must be “furnished” to each person solicited. Please confirm your understanding and of your intent to comply with Rule 14a-5(c).

CPS acknowledges the Staff’s comment regarding the use of Rule 14a-5(c) and confirms its intent to rely on Rule 14a-5(c).  It is CPS’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, CPS can furnish its proxy statement to shareholders no earlier than the time the Company has furnished a definitive proxy statement to each person solicited in connection with the Annual Meeting.  However, CPS intends to furnish its proxy statement to shareholders no earlier than the time the Company furnishes its definitive proxy statement to each person solicited in connection with the Annual Meeting.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	James C. Pappas, JCP Investment Management, LLC Jeffrey E. Eberwein, Lone Star Value Management, LLC, Joshua E. Schechter Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on February 13, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Lone Star Value Investors, LP		JCP Investment Partnership, LP

By:	Lone Star Value Investors GP, LLC General Partner	By:	JCP Investment Management, LLC Investment Manager

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Manager		Title:	Managing Member

Lone Star Value Investors GP, LLC			JCP Investment Partners, LP

			By:	JCP Investment Holdings, LLC General Partner

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Manager		Title:	Sole Member

Lone Star Value Management, LLC			JCP Investment Holdings, LLC

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Sole Member		Title:	Sole Member

JCP Drawdown Partnership, LP			JCP Investment Management, LLC

By:	JCP Investment Management, LLC		By:	/s/ James C. Pappas
	Investment Manager			Name:	James C. Pappas
				Title:	Managing Member
By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ Jeffrey E. Eberwein	/s/ James C. Pappas
Jeffrey E. Eberwein	James C. Pappas, Individually and as Attorney-In-Fact for Joshua E. Schechter and Todd E. Diener